UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29662 / April 29, 2011

In the Matter of :
:
NATIONAL LIFE INSURANCE COMPANY, ET AL. :
National Life Drive :
Montpelier, Vermont 05604 :
:
(812-13806) :

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

National Life Insurance Company, National Variable Annuity Account II, and National Variable Life Insurance Account (collectively, "Applicants") filed an application on July 26, 2010 and amended and restated on December 13, 2010, and March 28, 2011. Applicants requested an order pursuant to Section 26(c) of the Investment Company Act of 1940 ("Act") to permit the substitution of shares of a certain registered investment company with shares of a certain other registered investment company.

A notice of the filing of the application was issued on April 7, 2011 (Investment Company Act Release No. 29627). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the matter would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitution for National Life Insurance Company, et al. (812-13806) is approved.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary